Contact

www.linkedin.com/in/camryn-reid (LinkedIn)

Top Skills

JavaScript
Software Development
Node.js

Languages

Spanish
English

Camryn Rose

Founder, Grotto | Data Science | Project Management | Business Operations | Environmentalism
San Francisco Bay Area

Summary

With a background in software engineering and business operations, I am passionate about environmental sustainability and human health. My expertise bridges the gap between the inception and implementation of big ideas, with a focus on data science and project management. My love for puzzles and uncovering inefficiencies has driven me to build innovative solutions that make a positive impact. I am eager to collaborate with others who share my dedication to creating projects that benefit our planet and its people.

My personal passion is regenerative agriculture as a critical component to solving climate change, drought, and a nutrient-deficient food system. Talk to me about what you're working on in your backyard!

Experience

Grotto

Founder, Managing Director
June 2025 - Present (6 months)
Fairfax, California, United States

BeiGene

4 years 4 months

Senior Manager, Agile Center of Excellence
March 2024 - July 2024 (5 months)

Manager, Agile Center of Excellence
September 2022 - March 2024 (1 year 7 months)

Business & Data Analyst
November 2020 - September 2022 (1 year 11 months)

Data Specialist
April 2020 - November 2020 (8 months)

Web Developer and Business Consultant

2 years

Populista

December 2019 - November 2020 (1 year)

Engineered database schema for wine and vineyard data, built custom website with admin portal, and forecasted financial risk and gain scenarios for executive review

Wildwood Landscapes

January 2019 - November 2020 (1 year 11 months)

Systematized job estimating and invoicing, projected 2-year sales forecasts, established bookkeeping standards and process, and performed ongoing website maintenance

The Foggy Dog

2019 - 2019 (less than a year)

Established end-to-end process and tracking for production tickets, projected high-level and SKU specific sales, and standardized reorder point calculations

Bee Friendly Honey

2019 - 2019 (less than a year)

Assessed overall company health, hiring capacity, and forecasted seasonal demand for hive removals

OpenUp Resources

2019 - 2019 (less than a year)

Advised events management team on budgeting, project delegation, contract negotiation, sales hurdles, and timeline for 600 person annual conference

TIA Outfitters

2018 - 2019 (1 year)

Strategized on marketing and outreach, short and long-term equipment rental logistics, and inventory management system

Educational Solutions Consulting, Inc.

VP Operations

September 2018 - April 2019 (8 months)

Backroads

1 year 3 months

Yield Coordinator
November 2017 - August 2018 (10 months)
Berkeley, California

Trip Operations Support Global Specialist
June 2017 - November 2017 (6 months)
Berkeley, CA

Educational Solutions Consulting LLC
Events and Operations Manager
October 2016 - March 2018 (1 year 6 months)

Alkemist Labs
Order Processing Manager
July 2014 - May 2016 (1 year 11 months)
Costa Mesa, CA

Alkemist Labs
Administrative Assistant
October 2013 - March 2014 (6 months)
Costa Mesa, CA

Artwise (formerly Worldwise Education)
8 months

Head of Retail
May 2013 - October 2013 (6 months)
Long Beach, CA

Retail Analyst
March 2013 - May 2013 (3 months)
Long Beach, CA

Citi
1 year

Senior Teller
June 2012 - March 2013 (10 months)
Long Beach, CA

Teller
April 2012 - June 2012 (3 months)
Long Beach, CA

Kaiperm Federal Credit Union

3 years 7 months

Teller and Accounting Intern
April 2009 - December 2011 (2 years 9 months)
Walnut Creek, CA

Intern
June 2008 - March 2009 (10 months)
Walnut Creek, CA

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Education

Hack Reactor
Computer Software Engineering · (2019 - 2020)

Diablo Valley College
Business

Orange Coast College